EXHIBIT 19

INUVO, INC.

Insider Trading Policy

The Board of Directors of Inuvo, Inc. (“Inuvo” or the “Company”) has adopted this Insider Trading Policy for our directors, officers, employees and consultants with respect to the trading of our securities, as well as the securities of other publicly traded companies with whom we have a business relationship.

Federal and state securities laws prohibit the purchase or sale of a Company’s securities by persons who are aware of material information about that Company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by Company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. Both the U.S. Securities and Exchange Commission (the “SEC”) and NYSE American stock exchange investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Attorneys, pursue insider trading violations vigorously. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

This policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct.

It is your obligation to understand and comply with this policy. Should you have any questions regarding this policy, please contact the Company’s General Counsel, John Pisaris, at (239) 826-7260.

Penalties for Noncompliance

Civil and Criminal Penalties. Potential penalties for insider trading violations include (1) imprisonment for up to 20 years, (2) criminal fines of up to $5 million, and (3) civil fines of up to three times the profit gained, or loss avoided. In addition, punitive damages may be imposed under applicable state laws.

Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of $1 million or three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Company’s directors, officers and other leaders’ personnel if they fail to take appropriate steps to prevent insider trading.

Company Sanctions. Failure to comply with this policy may also subject you to Company-imposed sanctions, including dismissal, whether or not your failure to comply with this policy results in a violation of the law.

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Scope of Policy

Persons Covered. As a director, officer, employee or consultant of the Company or its subsidiaries, this policy applies to you. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in the Company’s securities). You are responsible for making sure that the purchase or sale of any security covered by this policy by any such person complies with this policy.

Companies Covered. The prohibition on insider trading in this policy is not limited to trading in the Company’s securities. It includes trading in the securities of other firms, such as customers or suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company nevertheless may be material to one of those other firms.

Transactions Covered. Trading includes purchases and sales of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds and notes). However, this policy’s trading restrictions do not apply to purchases of the Company’s securities in a 401(k)-plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. The trading restrictions do apply, however, to elections you may make under any 401(k) plan to: (a) increase or decrease the percentage of your periodic contributions that will be allocated to any Company securities fund, (b) make an intra-plan transfer of an existing account balance into or out of any Company securities fund, (c) borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company securities fund balance, and (d) pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to any Company securities fund.

Statement of Policy

No Trading on Inside Information. You may not trade in the securities of the Company, directly or through family members or other persons or entities, if you are aware of material nonpublic information relating to the Company. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company which you obtained in the course of your employment with the Company or any of its subsidiaries.

No Tipping. You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.

No Exception for Hardship. The existence of a personal financial emergency does not excuse you from compliance with this policy.

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Blackout and Pre-Clearance Procedures. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, the Company’s Board of Directors has adopted Blackout and Pre- Clearance Procedures that apply to directors, executive officers subject to Section 16 of the Securities Exchange Act of 1934 (“executive officers”), and certain designated employees and consultants of the Company and its subsidiaries who have access to material nonpublic information about the Company (“covered persons”). The Company will notify you if you are a covered person subject to these procedures.

Pre-clearance Procedures

The Company's directors, executive officers and covered persons are covered by the following pre-clearance procedures. Pre-clearance is required so that the Compliance Officer will be in a position to aid the individual in determining whether material non-public information exists, avoiding any short-swing profit recovery and assuring that appropriate Form 4, Form 5 and Form 144 filings are timely made with the SEC, if required.

Directors, executive officers and covered persons, together with their family members and other members of their household, may not engage in any transaction involving the Company's securities (including a stock plan transaction such as an option exercise, or a gift, loan, pledge or hedge, contribution to a trust or any other transfer) without first obtaining pre-clearance of the transaction from the Company's General Counsel (the "Compliance Officer"). A request for pre-clearance should be submitted to the Compliance Officer at least five business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a trade submitted for pre- clearance and may determine not to permit the trade. The Compliance Officer will also be responsible for reviewing and approving Rule 10b5-1 plans. The Compliance Officer himself or herself may not trade in the Company's securities unless the Company's Chief Executive Officer has approved the trade(s) in accordance with the procedures set forth herein.

Pre-clearance is not required for transactions under an approved 10b5-1 plan once the applicable cooling-off period has expired.  No trades may be made under an approved 10b5-1 plan until expiration of the applicable cooling-off period. The third party affecting the transaction under the approved 10b5-1 plan on behalf of the covered person should be instructed to send confirmations of all such transactions to the Compliance Officer.

Blackout Procedures

All directors, executive officers and covered persons are subject to the following blackout procedures.

Quarterly Blackout Periods. The Company's announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company's securities.

Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, you may not trade in the Company's securities during the period beginning 15 days prior to the end of the quarter and ending after the second full business day following the release of the Company's earnings for that quarter. Persons subject to these quarterly blackout periods include all directors, executive officers and all other persons who are informed by the Compliance Officer that they are subject to the quarterly blackout periods.

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Interim Earnings Guidance and Event-Specific Blackouts. The Company on occasion may issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading will be blacked out while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

From time to time, an event may occur that is material to the Company and is known by only a few directors or executives of the Company. So long as the event remains material and nonpublic, the persons who are aware of the event, as well as other persons covered by the quarterly earnings blackout procedures, may not trade in the Company's securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre- clearance requests permission to trade in the Company's securities during an event-specific blackout, the Compliance Officer will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person.

The failure of a Compliance Officer to designate a person as being subject to an event- specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

Even if a blackout period is not in effect, you may not trade in the Company's securities at any time if you are aware of material nonpublic information about the Company.

Hardship Exceptions. A covered person who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell the Company's securities in order to generate cash or fulfill another obligation, for example, a divorce settlement, may, in appropriate circumstances, be permitted to sell the Company's securities even during the quarterly blackout period. Hardship exceptions may be granted only by the Compliance Officer and must be requested at least five business days in advance of the proposed trade. A hardship exception may be granted only if a Compliance Officer concludes that the Company's earnings information for the applicable quarter does not constitute material nonpublic information. Under no circumstance will a hardship exception be granted during an event-specific blackout period.

Short-swing Profits

Directors and executive officers may not engage in a purchase or sale transaction within six months of a previous “matchable” sale or purchase transaction in our Company’s securities, respectively, if such transaction is not an exempt transaction under Section 16 of the Securities Exchange Act of 1934, as amended.

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As a director or executive officer, profits on any “matchable” transactions in our Company’s securities within a six month period must be forfeited to our Company.  Such transactions are subject to the rule whether or not the director or officer was aware of any material nonpublic information at any time during the six-month period.  Many important transactions are exempt from this rule, such as the exercise of a stock option granted by our Company, which exercise is not deemed a purchase.  However, the subsequent sale of the shares issued upon exercise of the option is subject to the rule. Before you make any transaction in our Company’s securities, determine whether you have made another transaction that could be matched within six months and consult with the Compliance Officer or legal counsel to ascertain whether a proposed transaction could violate the short-swing profits rules.

Exception for Approved 10b5-1 Plans

Trades by directors, executive officers and covered persons in the Company's securities that are executed pursuant to an approved 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in the Insider Trading Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into before you are aware of material nonpublic information. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party. You may not subsequently attempt to influence the third party’s discretion in any way. Directors, executive officers and covered persons are barred from executing a trading plan for our Company’s stock pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934 while in possession of any material non-public information about the Company. The first trade under such a trading plan must occur after a required cooling-off period. The appropriate cooling-off period will vary based on the status of the covered person.

The Company requires that all 10b5-1 plans be approved in writing at least three (3) days in advance of being entered into, revised or amended by the Compliance Officer. Such plan must be entered into in good faith by the covered person, and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the covered person is not in possession of material nonpublic information about the Company. If the covered person is a director or officer, the 10b5-1 plan must include representations by the covered person certifying to that effect. 10b5-1 plans generally may not be adopted during a blackout period and may only be adopted before the person adopting the plan is aware of material nonpublic information. A covered person may only enter into one (1) 10b5-1 plan at a time (subject to the exceptions set forth in Rule 10b5-1(c)(ii)(D)).

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Hedging Transactions

Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, involve the establishment of a short position in the Company's securities and limit or eliminate your ability to profit from an increase in the value of the Company's securities. Such transactions are complex and involve many aspects of the federal securities laws, including filing and disclosure requirements. Therefore, the Company requires that if you wish to enter into such an arrangement, you must first pre-clear the proposed transaction with the Compliance Officer. Any request for pre-clearance must be submitted to a Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed transaction. In general, the Company discourages your participation in hedging transactions.

Requests for pre-clearance of hedging or monetization transactions should be accompanied by an option of counsel obtained at your expense opining that all contemplated transactions fully comply with applicable laws and regulations and representing that all required forms will be filed and the required disclosure will be timely made.

Post-Termination Transactions

If you are aware of material nonpublic information when you terminate employment with, or services to, the Company, you may not trade in the Company's securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this addendum will cease to apply to your transactions in the Company's securities upon the expiration of any "blackout period" that is applicable to your transactions at the time of your termination of employment or services.

Definition of Material Nonpublic Information

Note that inside information has two important elements--materiality and public availability.

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:

•	Announcements of Fundamental Corporate Changes – What is the Company doing?
o	an imminent acquisition, tender offer, merger or spin-off;
o	plans to go into a new line of business;
o	plans to engage in a new marketing strategy; or
o	plans to introduce a new product;
o	plans to make a change in management personnel;
o	new major contracts, leases, orders, suppliers, customers or finance sources, or the loss thereof.
•	Financial Reporting – How is the Company doing?
o	earnings, profits and losses;
o	adjustments of reported earnings;
o	purchases, sales and revaluations of the Company’s assets;

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o	environmental compliance and its related costs;
o	solvency problems such as litigation, final judgments, loan defaults, and losses of major clients or contracts;
o	stock splits and dividend plans; or
o	plans to repurchase securities or to go public with a new issue.
•	Management Integrity – How is the Company being managed?
o	knowledge that management has engaged in self-dealing;
o	knowledge that the Company has been engaged in illegal activity;
o	knowledge that the Company is under investigation; or
o	knowledge that a governmental body is about to begin action against the Company.

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until the second full trading day after the information is released. For example, if the Company announces financial earnings before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday (assuming you are not aware of other material nonpublic information at that time). However, if the Company announces earnings after trading begins on that Tuesday, the first time you can buy or sell Company securities is the opening of the market on Friday. “Nonpublic” information may also include undisclosed information that is the subject of rumors, even if the rumors are widely circulated. If you are unsure whether information is material nonpublic information, you should assume that information is material nonpublic information or consult the Compliance Officer before making any decision to disclose such information or trade in securities to which that information relates.

Additional Guidance

The Company considers it improper and inappropriate for those employed by or associated with the Company to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws. Accordingly, your trading in the Company’s securities is subject to the following additional guidance:

Short Sales. You may not engage in short sales of the Company’s securities (sales of securities that are not then owned).

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Publicly Traded Options. You may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities (to the extent applicable to the Company), on an exchange or in any other organized market.

Standing Orders. Standing orders to purchase the Company’s securities should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase securities at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading.

Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in the Company’s securities, you are prohibited from holding the Company’s securities in a margin account or pledging the Company’s securities as collateral for a loan. An exception to this prohibition may be granted where you wish to pledge the Company’s securities as collateral for a loan (not including margin debt) and clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities. If you wish to pledge the Company’s securities as collateral for a loan, you must submit a request for approval to the Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

Unauthorized Disclosure

Maintaining the confidentiality of the Company’s information is essential for competition, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your employment or association with the Company as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.

The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Accordingly, it is important that responses to inquiries about the Company by the press, investment analysts or others in the financial community be made on the Company’s behalf only through authorized individuals.

Personal Responsibility

You should remember that the ultimate responsibility for adhering to this policy and avoiding improper trading rests with you. If you violate this policy, the Company may take disciplinary action, including dismissal.

Company Assistance

Your compliance with this policy and the Blackout and Pre-Clearance Procedures is of the utmost importance both for you and for the Company. If you have any questions about this policy or its application to any proposed transaction, you may obtain additional guidance from the Company’s General Counsel and Compliance Officer, John Pisaris at (239) 826-7260. However, the Compliance Officer is a Company employee and will not provide any trading advice or legal opinion. In all circumstances, it is ultimately your responsibility to comply with applicable law. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

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